Thomas E. Blaser Sr. Vice President & Chief Financial Officer T +1 410.531.4230 Thomas.Blaser@grace.com W. R. Grace & Co.–Conn. 7500 Grace Drive Columbia, MD 21044

FOIA Confidential Treatment Request

October 7, 2016

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Pursuant to our conversation regarding our response to your letter dated August 26, 2016, regarding the review of the W. R. Grace & Co. ("Grace," "we," or "our") Annual Report on Form 10-K for the year ended December 31, 2015, and our Quarterly Report on Form 10-Q for the period ended June 30, 2016, by the Staff (the "Staff," or "you") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), below please find the requested supplementary information.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Services (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of the marked portions (the “Confidential Information”) of this response letter (this “Letter”), (the “Confidential Material”). Please promptly inform our General Counsel at the address noted above or by calling (410) 531-4212 of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has also been clearly marked with the legend “Confidential Treatment Requested by W. R. Grace & Co.” and is marked for the record with the identifying number 01.

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

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Rule 83 Confidential Treatment Request by
W. R. Grace & Co.; Request 01

The following table presents segment operating margins for the Grace Refining Technologies (RT) and Grace Specialty Catalysts (SC) operating segments for the years ended December 31, 2013, 2014, and 2015, and the six months ended June 30, 2016.

	RT	SC
Year Ended December 31, 2013	[**]	[**]
Year Ended December 31, 2014	[**]	[**]
Year Ended December 31, 2015	[**]	[**]
Six Months Ended June 30, 2016	[**]	[**]
In the 2013 fourth quarter, our SC business acquired the UNIPOL® polypropylene process licensing and catalysts business. [**] Due to lack of comparability, we have not presented 2012 and prior periods in the above table.
We believe that the data above, when combined with the data contained in our initial response, provides support for our determination that the Grace Refining Technologies and Grace Specialty Catalysts operating segments should be aggregated into a reportable segment (Catalysts Technologies) based on the similar nature of the products and production processes, type and class of customer and channels of distribution, regulatory environment and economic characteristics.1
1 W. R. Grace & Co. requests that the information contained in Request Number 01 and identified by the placeholder [**] be treated as confidential information and that the Commission provide timely notice to the contact person identified on Page 1 before it permits any disclosure of the information.

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As requested by the Staff in the Comment Letter, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (410) 531-4230 or Mr. William Dockman, Grace’s Vice President, Controller, and Chief Accounting Officer, at (410) 531-4558 if you have any questions or comments with respect to this response letter.
Sincerely,

/s/ Thomas E. Blaser

Mr. Thomas E. Blaser
Senior Vice President and Chief Financial Officer

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